<SEQUENCE>1
<FILENAME>prorest012109.txt


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                       THE SECURITIES EXCHANGE ACT OF 1934


                          Proshares Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)
				Exchange Traded Fund
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74347R 67 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Denise C Peters
				One James Center
				901 E Cary Street Suite 1100
`				Richmond, VA 23219
				804-780-2139
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

				December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 74347R 67 7
--------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   GDavenport & Company LLC 54-1835842
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |x|
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Virginia LLC
--------------------------------------------------------------------------------

                         7. Sole Voting Power 90,000
Number of                -------------------------------------------------------
Shares Beneficially
Owned                    8. Shared Voting Power  None
By Each                  -------------------------------------------------------
Reporting
Person With              9. Sole Dispositive Power 94,000
                         -------------------------------------------------------

                         10. Shared Dispositive Power  53,350
                         -------------------------------------------------------


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    147,350
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) 0.05%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IA BD
--------------------------------------------------------------------------------

     This filing is being made as a result of the correction to the percentage ownership of shares in the ETF which was incorrectly reported and actual total ownership is less than 0.05%.

Item 1. Security and Issuer

     This Schedule 13D relates to shares the exchange traded fund, Ultra Real Estate series, of Proshares Trust, whose principal executive offices are located at:
7501 WISCONSIN AVENUE   SUITE 1000
BETHESDA, MARYLAND 20814 (the "Issuer").


Item 2. Identity and Background

     This Schedule 13D is being filed by Davenport & Company LLC, a Virginia Limited Liability Company. Davenport's principal business address and headquarters are located at:
One James Center, 901 E Cary Street Suite 1100, Richmond, VA 23219.

     The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

    Davenport maintains separately managed accounts for many investors. These investors deposit various sums of cash or securities into their individual accounts and have Davenport portfolio managers manage the assets for them. There is no specific amount, nor any particular source, other than individual investors seeking to have Davenport manage their account.

Item 4. Purpose of Transaction

     The Reporting Persons are holding the Issuer's Shares for investment purposes only. The Reporting Persons are not a member of a group relating to the Issuer. The shares have been acquired for multiple separately managed accounts as part of the investors overall allocation stategy.
The shares were not acquired to intentionally accoumulate a significant position, rather the nature of the ETF share offering causes the percentage holding to exceed the filing threshhold.

Item 5. Interest in Securities of the Issuer

     Pursuant to Rule 13d-3(a), at the close of business on December 31, 2008, the separately managed accounts owned by multiple investors are the direct beneficial owners of 147,350 shares of the Stock, which constitutes less than 0.05% of the outstanding shares. The percentage was originally incorrectly calculated and incorrectly reported.

     Transactions effected in the last 60 days: Except as provided in this
Schedule 13D, there are none.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the ETF.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     To the best knowledge of the Reporting Persons as of the date hereof, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

    Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2009


                                               Davenport & Company LLC


                                               By: Denise C Peters
                                                   ----------------------------
                                                   Title: First Vice President


                                                                              7